UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR
For Period Ended: September 30, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: _________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GREENBACKER RENEWABLE ENERGY COMPANY LLC
Full Name of Registrant

Former Name if Applicable
230 Park Avenue, Suite 1560
Address of Principal Executive Office (Street and Number)
New York, NY 10169
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and
(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Greenbacker Renewable Energy Company LLC (the "Company") is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 (the "Q3 Quarterly Report") by the prescribed due date without unreasonable effort and expense as explained below.
As previously announced by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on May 23, 2022, the Company completed the acquisition of Greenbacker Capital Management ("GCM") and other affiliated companies on May 19, 2022 (the "Acquisition"). As a result of the Acquisition and other steps taken by the Company to transition the focus of the Company's business from being an investor in clean energy projects to a diversified independent power producer coupled with an investment management business, the Company was required to transition the basis of its accounting and began applying non-investment company generally accepted accounting principles ("GAAP") prospectively beginning May 19, 2022 (the closing of the Acquisition). Due to the nature and complexities inherent in implementing this transition and accounting for the Acquisition, the Company was unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 (the "Q2 Quarterly Report") by the prescribed due date without unreasonable effort and expense and filed a 12b-25 Notification of Late Filing with respect to the Q2 Quarterly Report on August 15, 2022.
As of the date of this notification, the Company has not filed its Q2 Quarterly Report with the SEC, but is working diligently to do so and expects to file such report as soon as reasonably practicable. Further, due to the complexities in finalizing the Q2 Quarterly Report, the Company requires additional time to finalize its Q3 Quarterly Report. While the Company is working diligently to complete and file the Q3 Quarterly Report, it does not expect to do so within five calendar days, but will do so as soon as reasonably practicable after filing the Q2 Quarterly Report. Management is also evaluating any internal control implications associated with the above.
PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

Charles Wheeler	(646)	237-7884
(Name)	(Area Code)	(Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).            Yes ☐ No ☒
Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?        Yes ☐ No ☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GREENBACKER RENEWABLE ENERGY COMPANY LLC
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2022	By:	/s/Charles Wheeler
	Name:	Charles Wheeler
	Title:	Chief Executive Officer